NOTICE OF CHANGE IN ELECTION FROM REJECT TO ACCEPT

     If you previously elected to reject Siebel Systems, Inc.’s (“Siebel Systems”) offer to exchange certain options held by its employees, and you would like to change your election and accept the offer, you must sign this Notice and a new Election Form and send both to Siebel Systems via facsimile at (650) 477-4020 before midnight, Pacific Time, on September 30, 2002, unless the offer is extended. If you have questions regarding the process for returning this Notice, please send an email to exchangeoffer@siebel.com.

To Siebel Systems:

     I previously received a copy of the Information Statement (dated August 29, 2002), including all of its attachments, the cover letter and an Election Form. I signed and returned the Election Form, in which I elected to reject Siebel Systems’ offer to exchange one or more of my Eligible Options. I now wish to change that election, and accept Siebel Systems’ offer to exchange one or more of my Eligible Options. I understand that by signing this Notice and a new Election Form and delivering both forms pursuant to the instructions above, I will be able to withdraw my rejection of the offer and accept the offer instead.

     I understand that in order to accept the offer, I must sign and deliver this Notice and a new Election Form to Siebel Systems via facsimile at (650) 477-4020 before midnight, Pacific Time, on September 30, 2002, or if Siebel Systems extends the deadline to exchange options, before the extended expiration of the offer.

     I have completed and signed the following exactly as my name appears on my original Election Form. By executing this form, I hereby bind my successors, assigns and legal representatives.

     I accept the offer to exchange Eligible Options as indicated in the Election Form completed as of the date hereof and attached hereto.

Optionee Signature	Date

Name (Please print)	Employee ID

Email Address